FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For March 31, 2003

BELAIR ENERGY CORPORATION

(Translation of registrant's name into English)

400, 777 - 8th Avenue S.W., Calgary, Alberta  T2P 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12f3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

For Immediate Release	Monday, March 31, 2003
Calgary, Alberta	(BEC - TSX)

BelAir to Explore Strategic Alternatives

BelAir Energy Corporation ("BelAir") announced today that it has resolved to commence a process to explore strategic alternatives designed to maximize shareholder value.  The Board of Directors has established an independent committee of the Board of Directors consisting of Owen Pinnell, Harry Wheeler and Archie MacKinnon to initiate the process to review strategic alternatives.

BelAir has retained FirstEnergy Capital Corp. ("FirstEnergy") as its exclusive financial advisor to assist it in seeking out and exploring alternatives. These alternatives may include the sale of the company, a merger, conversion, reorganization or such other alternatives that may be considered to be in the best interests of BelAir's shareholders.  Inquiries should be directed to Vic Luhowy at BelAir (265-1411), Nicholas Johnson at FirstEnergy (262-0617) or Owen Pinnell at i3 Capital Partners Inc. (215-2425).

BelAir will continue its exploration and development program while it evaluates the strategic opportunities available.  Presently the two wells that were drilled during the winter at Strachan and at Peco are being completed while the discovery well at Kakwa is on production.  Production during the fourth quarter of 2002 averaged 2090 boepd, 80% of which was natural gas.

BelAir has fixed the date of its Annual Meeting for June 20, 2003.  The record date has been set at May 15, 2003.

Based in Calgary, BelAir is involved in the exploration and exploitation of petroleum and natural gas reserves in western Canada.  BelAir is listed on The Toronto Stock Exchange and trades under the symbol "BEC".

For additional information on BelAir Energy Corporation, please contact:
Vic Luhowy	Ken MacRitchie
President and Chief Executive Officer	Vice President and Chief Financial Officer
Tel: (403) 265-1411	(403) 265-1411
Fax:(403) 265-7571	(403) 263-8119
E-mail: vluhowy@belairenergy.com	kmacritchie@belairenergy.com

Website: www.belairenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This news release may contain forward-looking information. Actual future results may differ materially from those contemplated. The risks, uncertainties, and other factors that could influence actual results are described in documents filed with regulatory authorities.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELAIR ENERGY CORPORATION
(Registrant)

By:	S/ Ross O. Drysdale
(Signature)

Ross O. Drysdale, Corporate Secretary
(Insert name, insert position)

Date:	April 1, 2003